Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement on this Form S-8 2022 for the fuboTV, Inc. 2022 Employment Inducement Equity Incentive Plan, of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated May 29, 2020, and with respect to the restatement contained within Note 2, which is dated August 10, 2020 with respect to our audit of the consolidated financial statements of fuboTV Inc. (formerly Facebank Group, Inc.) and Subsidiaries as of December 31, 2019 and for the year then ended appearing in the form 10-K of the Company for the year ended December 31, 2021.

/s/ L J Soldinger Associates, LLC

Deer Park, Illinois
United States of America

August 8, 2022